PETROBRAS ENERGÍA PARTICIPACIONES S.A.

November 24, 2006

VIA EDGAR TRANSMISSION

April Sifford Branch Chief Division of Corporation Finance Securities and Exchange Commission Mail Stop 7010 Washington, D.C. 20549-7010
Re:	Petrobras Energía Participaciones S.A. Form 20-F for year ended December 31, 2005 Filed June 28, 2006 File No. 001-15152

Dear Ms. Sifford:

By letter delivered November 1, 2006, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments on the Form 20-F for the year ended December 31, 2005, filed June 28, 2006 (the “2005 20-F”) by Petrobras Energía Participaciones S.A. (“PEPSA”). This letter sets forth our responses to the Staff’s comments with respect to the 2005 Form 20-F. For convenience, we have reproduced below in italics the Staff’s comments and have provided responses immediately below the comments. We believe that we can appropriately address these comments in future filings without amending the 2005 Form 20-F. We look forward to discussing with the Staff any concerns you may have with this approach.

Ms. April Sifford

Securities and Exchange Commission, p. 2

PEPSA 20-F for the year ended December 31, 2005

Form 20-F for the Fiscal Year Ended December 31, 2005

Index to Financial Statements, page F-1

1.	Please confirm to us that you have filed all separate financial statements for unconsolidated subsidiaries and equity investees as required by Rule 3-09 of Regulation S-X.

We confirm to the Staff that, as part of the 2005 20-F, we filed all separate financial statements for unconsolidated subsidiaries and equity investees required to be filed therein by Rule 3-09 of Regulation S-X.

c) Investments, page F-20

2.

We note that you value available for sale securities at market value less estimated selling expenses. Under U.S. GAAP, available for sale securities are valued at market value and do not reflect reductions for estimated selling expenses. We further note that you reflect in income any gain or loss due to market fluctuations under Argentina GAAP. Under U.S. GAAP, changes in fair value of an available for sale security are reflected in other comprehensive income. Please revise your U.S. GAAP reconciliation in note 21 to reflect these differences between Argentina GAAP and U.S. GAAP, to the extent they are material. Refer to SFAS 115 for additional guidance under U.S. GAAP.

We advise the Staff that the accounting criteria followed in our financial statements under Argentina GAAP for “available for sale securities”, as disclosed on page F-20 to our 2005 20-F, apply to securities that would be classified as either available for sale or trading securities under U.S. GAAP. Under Argentina GAAP, there is no difference in valuation or in gain or loss recognition between available for sale and trading securities (as such classifications are defined under U.S. GAAP), as both are valued at market value less estimated selling expenses and any fluctuation in value is recognized in the income statement. We further advise the Staff that, with respect to our “available for sale securities” (as such classification is defined under U.S. GAAP), (i) balances were not material as of December 31, 2005, 2004 and 2003, (ii) gains and losses due to fluctuations in fair value were not material as of December 31, 2005, 2004 and 2003, and (iii) estimated selling expenses are not material.

Consequently, we advise the Staff that the impact on our U.S. GAAP results of operations from differences between U.S. GAAP and Argentina GAAP with respect to “available for sale” securities is not material, and accordingly these differences are not reflected in our U.S. GAAP reconciliation note.

d) Trade receivables and payables, page F-20

3.

We note that services rendered but not yet billed were estimated on the basis of series of actual historical data billings subsequent to each year. Please describe the nature of the unbilled services to us and tell us why you have to estimate the services rendered instead

Ms. April Sifford

Securities and Exchange Commission, p. 3

of relying on actual services rendered. Expand your description of how you estimate the services rendered but not yet billed to more fully describe how you record them. Describe for us the differences between your estimate and the actual amounts during 2005, 2004 and 2003.

We advise the Staff that this policy is followed by our jointly controlled company Distrilec Inversora S.A., which owns 56.35% of the capital stock of Edesur S.A. (Edesur). Edesur is a utility company that was created as part of the privatization of the Buenos Aires electricity distribution network, which had 2.2 million customers by the end of 2005.

Edesur provides electric power distribution services that are billed to its customers based on electricity consumption. Consumption is regularly measured by reading the meter at the customers’ premises, according to a set bi-monthly or monthly schedule, depending on the type of customer. As the dates of the meter readings are distributed evenly throughout each period, it is not possible to measure actual consumption of all users at year-end, so Edesur, as its commonly used by the electric and gas utilities industry, must estimate the amount of consumption between the date of the last meter reading and year-end with respect to some consumers. In this situation, revenues are estimated as of the year-end on the basis of historical consumption, seasonality of electric power consumption and expected demand increases, and are determined on a proportional basis given the days pending reading at year-end. “Services rendered but not yet billed” on page F-20 of our 2005 20-F refers to the amount of trade receivables recorded based on these estimates.

After year-end but prior to the issuance of the financial statements, Edesur validates a significant portion of the estimated recorded amounts based on billings made after year-end with respect to services rendered prior to year-end. If significant differences are found as part of this process, estimated amounts are corrected prior to publication of the financial statements. The chart below sets forth differences found as part of this validation process between estimated revenues for services rendered but not yet billed and subsequent billings on a proportional basis for the years ended December 31, 2005, 2004, and 2003, which were not significant.

Year ended December 31,	Amount of services estimated as of year-end (In million P$) (1)	% of estimated services validated by Edesur as of year-end	Differences found in P$ (Amounts in millions of P$) (1)	Differences found (%)
2005	38	68%	0.337	1.3%
2004	36	55%	0.124	0.6%
2003	31	43%	0.076	(0.6%)
(1)	Figures correspond to our proportional consolidation of Distrilec Inversora S.A.

Ms. April Sifford

Securities and Exchange Commission, p. 4

l) Earnings per share, page F-24

4.

We note that you disclose that basic earnings per share is equal to the diluted earnings per share. Please tell us how you considered the appreciation rights and stock options disclosed on page F-50 in determining your diluted earnings per share under generally accepted accounting principles in Argentina and the United States.

We confirm to the Staff that under both U.S. GAAP and Argentina GAAP, appreciation rights and stock options are considered when calculating diluted earnings per share, using the treasury stock method in conformity with SFAS 128 “Earnings per Share” and SAB 98 (“Staff Accounting Bulletin No. 98). However, as the amount of such rights and options is insignificant (1.1 million shares, 3.1 million shares and 7.6 million shares as of December 31, 2005, 2004 and 2003, respectively) when compared to the outstanding common stock issued by PEPSA (amounting to 2.132 billion shares), diluted earnings per share for the years ended December 31, 2005, 2004 and 2003 do not differ from basic earnings per share both under Argentina GAAP and under U.S. GAAP.

We confirm to the Staff that we will revise our disclosure in future filings on Form 20-F regarding the determination of earnings per share under Argentina GAAP to include a description of the methodology for determining diluted earnings per share.

n) Revenue recognition, page F-24

5.

To the extent your gas imbalances are material, please disclose, within your U.S. GAAP disclosures or as appropriate, your method of accounting for gas imbalance as well as the quantity and dollar amount of material gas imbalances in accordance with U.S. GAAP. Refer to EITF 90-22 for additional guidance.

The Company accounts for gas imbalances under both Argentina GAAP and U.S. GAAP using the “Entitlement Method”, as permitted by EITF 90-22.

At December 31, 2005 and 2004, the Company had a net gas imbalance payable of approximately P$6 million and P$6 million, respectively, which correspond to 148 million cubic feet and 160 million cubic feet, respectively.

We confirm to the Staff that, as requested and to the extent material, we will include the method of accounting for gas imbalances, as well as the quantity and dollar amounts of material gas imbalances, if any, in PEPSA’s future filings on Form 20-F.

Note 6. Oil and gas areas and participation in joint ventures, page F-27

6.

We note that you are jointly and severally liable with the other joint venturers for meeting the contractual obligations under certain arrangements. Please clarify your disclosure to explain what the contractual obligations are. Tell us whether the other

Ms. April Sifford

Securities and Exchange Commission, p. 5

joint venturers have the financial ability to pay its share of the contractual obligations. To the extent the other joint venturers do not have the financial ability to pay its share of the contractual obligations, explain to us how you considered (1) FIN 45 in determining whether to record a liability under U.S. GAAP for the entire amount of the liability and (2) FIN 46(R) in determining whether you are required to consolidate the joint venture. We note your disclosure regarding guarantees under FIN 45 on page F-62; however, it remains unclear if you have recorded any amounts under U.S. GAAP and if additional disclosures are required. Please revise your disclosures, as applicable.
We hold interests in many oil and gas areas through joint venture or operating arrangements. The local laws governing these ventures typically provide that all joint venture partners are jointly and severally liable for any contractual obligations assumed by the joint venture with third parties, which generally are obligations with governmental agencies for committed work plans and obligations with contractors or sub-contractors for exploration or exploitations projects. In turn, the joint venture arrangements generally provide reimbursement and other mechanics for a participant to recover from its partners any payments made in excess of its interest in the venture. We inform the Staff that we believe our joint venture partners have the financial ability to pay their share of any contractual obligations assumed by the joint ventures, and that, historically, our partners have fulfilled their obligations. Accordingly, we do not believe that we are required to record a liability under FIN 45 with respect to these ventures or to fully consolidate any of these ventures under FIN 46.
In response to the Staff’s comment, we plan to supplement our disclosures in PEPSA’s future filings on Form 20-F to expand on the nature of our joint and several obligations with respect to our joint ventures.
7.

Please expand your table summarizing the movements in liabilities recorded for the asset retirement obligations by presenting separately the changes attributable to (1) liabilities incurred in the current period, (2) liabilities settled in the current period, and (3) revisions in estimated cash flows or expand your U.S. GAAP disclosures to separately disclose this information. Refer to paragraph 22.c. of SFAS 143 for additional guidance.

The following table summarizes the movements in liabilities recorded for asset retirement obligations, including changes attributable to: (i) liabilities incurred in the current period, (ii) liabilities settled in the current period, and (iii) revisions in estimated cash flows as requested by the Staff.

Ms. April Sifford

Securities and Exchange Commission, p. 6

	2005	2004
Beginning balance	91	73
Translation Effect/other	(3)	10
Revision in estimated cash flow	30	1
Liabilites incurred	-	-
Acrretion expense	8	7
Liabilities settled	-	-

Ending Balance	126	91

We confirm to the Staff that we will include these expanded disclosures in PEPSA’s future filings on Form 20-F.

Note 10. Financing, page F-39

8.

Please disclose whether you are in compliance with your debt covenants at December 31, 2005.

We confirm to the Staff that PEPSA and its controlled subsidiaries were in compliance with all of their debt covenants related to their outstanding notes and other loan agreements with financial institutions as of December 31, 2005.

VI. Loan agreement signed between Petrobras Energía Venezuela S.A. and the IFC, page F-41

9.

We note that the loan in the amount of US$ 105 million with IFC was cancelled in advance during 2005. Please clarify for us what you mean by, “cancelled in advance”. If you refer to an extinguishment of debt, then disclose the amount of gain or loss on the extinguishment of the debt to the extent it was material.

As described on page F-41 to our 2005 20-F, in 2005, Petrobras Energía Venezuela S.A. repaid all amounts due to the IFC under the July 2003 loan agreement. These amounts were originally scheduled to mature between 2012 and 2013. This payment was considered an extinguishment of debt under SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, as the payment caused Petrobras Energía Venezuela S.A. to be released from its obligations under the loan agreement.

In addition, we confirm to the Staff that we followed the Provisions of APB No. 26 (“Early extinguishment of debt”) to account for this transaction. APB No. 26 states that any difference between the price paid and the net carrying amount of the extinguished debt should be recognized currently as income of the period. However, as the repayment of the loan was made at its net carrying amount, without any call premium or other

Ms. April Sifford

Securities and Exchange Commission, p. 7

miscellaneous costs, no charges were recognized in earnings for the year ended December 31, 2005.

Note 17. Other receivables, other liabilities, other operating income..., page F-51

10.

We note that you have recorded a liability of 15 related to preferred stock that was issued by Innova S.A., your wholly-owned subsidiary. Please describe for us in detail the significant terms of the preferred stock. Expand your disclosure to describe the terms of the preferred stock in your financial statements to the extent that the preferred stock could result in cash payments that exceed the amount of the liability you have recorded. Tell us what specific guidance you considered in accounting for the preferred stock under U.S. GAAP and whether you remeasure the liability under U.S. GAAP. Advise us as to whether a difference exists between U.S. and Argentina GAAP, and if so, quantify any such differences.

Significant terms of the Innova preferred stock:

In December 1999, Innova S.A. (“Innova”) issued 5.7 million shares of preferred stock that were subscribed by the International Finance Corporation (IFC) at a price of R$ 1.59 per share.

The rights conferred by the preferred shares include, among others: (a) priority in the reimbursement of capital, without a premium, in the event of the liquidation of Innova; (b) the right to participate, on the same terms as the common shares, in capital increases resulting from the capitalization of reserves and profits; and (c) the right to receive, when declared by the General Shareholders’ Meeting or the Board of Directors, fixed, non-cumulative dividends, calculated in accordance with a formula provided for in the Subscription Agreement between the IFC and Innova. The shares of preferred stock issued by Innova do not confer voting rights.

The shares of preferred stock are not considered mandatorily redeemable as there is no specified maturity date at which the preferred stock must be repurchased by Innova. However, the preferred shares are subject to a put and a call option. The put option may be exercised by the IFC from January 1, 2007 to December 31, 2009, and the call option may be exercised by Innova from January 1, 2010 to December 31, 2012.

Guidance considered in accounting for the preferred stock under U.S. GAAP and differences between Argentina GAAP and U.S. GAAP:

We inform the Staff that we considered the guidance of Rule 5-02.28 of Regulation S-X, Accounting Series Release No. 268 and EITF No. D-98, “Classification and Measurement of Redeemable Securities”, in accounting for these shares of preferred stock under U.S. GAAP.

Ms. April Sifford

Securities and Exchange Commission, p. 8

Due to the existence of the put option, the shares of preferred stock are redeemable at the option of the holder. As a result, preferred stock shares are classified as minority interest, outside of permanent equity, under U.S. GAAP, in accordance with the guidance described above. Under Argentina GAAP, preferred stock is classified as a liability.

The amount of P$ 15 million recorded as of December 31, 2005 under Argentina and U.S. GAAP corresponds to the amount that would be payable in the event that the IFC exercises its put option. Accordingly, we do not believe additional disclosures are required. Furthermore, we confirm to the Staff that there are no differences between Argentina and U.S. GAAP in the accounting principles used to measure preferred stock.

We supplementally inform the Staff that, as the amount recorded for preferred stock under both Argentina and U.S. GAAP is not material, the U.S. GAAP condensed consolidated balance sheet data included on page F-70 of PEPSA´s 2005 20-F, does not reclassify preferred stock to minority interest. Instead, preferred stock remains presented as a liability, as it was classified under Argentina GAAP. We confirm the Staff that this presentation does not have an impact on the reconciliation of shareholders’ equity or net income from Argentina to U.S. GAAP presented on pages F-68 and F-66 to PEPSA´s 2005 20-F.

Note 21. Summary of significant differences between accounting principles followed by the Company and U.S. GAAP, page F-57

11.

We believe revisions of your disclosures in this footnote are required to further an investor’s understanding of the differences between your financial statements prepared under Argentina and U.S. GAAP. We note that you quantify the adjustments between your accounting principles followed by the Company and U.S. GAAP in the reconciliations of net income and shareholders’ equity in Note 22; however, we are unable to determine how the adjustments correspond with the descriptions of the variations that you provided on pages F-57 to F-65. You may combine several material variations in your reconciliations, but you must show the individual impacts, which reconcile to the related adjustment presented in the reconciliation, separately in a note. Refer to Item 17(c) of Form 20-F for additional guidance.

We believe that the 2005 Form 20-F provides sufficient information to enable the reader to obtain a fair understanding of the nature and impact of the material differences between U.S. and Argentina GAAP that are pertinent to PEPSA’s financial statements.

Nonetheless, we confirm to the Staff that we will expand our disclosures regarding the difference between U.S. and Argentina GAAP as applicable to PEPSA in conformity with the Staff’s request, in PEPSA’s future filings on Form 20-F.

Ms. April Sifford

Securities and Exchange Commission, p. 9

v) Troubled debt restructuring of TGS and Transener, page F-63

12.          We note that you recorded gains on restructuring during 2005 and 2004 for Transener and TGS, respectively. Please disclose the amount of gains recorded under Argentina GAAP, and clarify how U.S. GAAP differs from Argentina GAAP.

We advise the Staff that the gains recorded by Transportadora de Gas del Sur (“TGS”) and Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A. (“Transener”) under Argentina GAAP with respect to their debt restructurings did not materially impact our results of operations and therefore do not require separate disclosure on our Argentina GAAP financial statements.

Under Argentina GAAP, our financial statements reflect a net gain of P$ 27 million in 2004 on the debt restructuring of TGS. This number reflects a P$ 48 million financial gain, net of P$ 21 million corresponding to the minority interest of Petrobras Energía S.A. in TGS.

With respect to Transener, our Argentina GAAP financial statements include a P$ 165 million gain on its debt restructuring in 2005 which was significantly offset by a P$ 145 million valuation allowance to adjust the carrying amount of our equity in Compañía Inversora en Transmisión Citelec S.A. (“Citelec”), which controls Transener, to its recoverable value. The debt restructuring gain of Transener is comprised of: (i) a gain for the forgiveness of principal, compensatory and punitive interest of P$ 266 million; (ii) a loss as a result of the write-off of capitalized debt issuance costs of P$ 1 million; (iii) a gain on restructuring of P$ 48 million as a result of accounting for the issuance of debt at its fair value instead of at its face value and (iv) a loss of P$ 148 million corresponding to the minority interest of Petrobras Energía S.A. in Transener.

Accounting guidance under Argentina GAAP:

Under Argentina GAAP, Transener and TGS concluded that the debt restructuring constitutes an exchange of debt instruments with substantially different terms.

Argentina GAAP requires that an exchange of debt instruments with substantially different terms be treated as an extinguishment of the original debt instrument, with a gain or loss recognized on the de-recognition of that instrument. Argentina GAAP clarifies that from a debtor’s perspective, an exchange of debt instruments between, or a modification of a debt instrument by, a debtor and a creditor is deemed to have been accomplished with debt instruments that are substantially different if the discounted present value of the cash flows under the terms of the new debt instrument varies by at least 10 percent from the discounted present value of the remaining cash flows under the terms of the original instrument. In this case the new debt instrument should be initially recorded at fair value, and that amount should be used to determine the gain or loss to be recognized on the extinguishment of the original debt instrument. Fair value should equal the present value of the future cash flows to be paid under the terms of the new debt

Ms. April Sifford

Securities and Exchange Commission, p. 10

instrument, discounted at a rate commensurate with the risks of the debt instrument and the time value of money.

Accounting guidance under U.S. GAAP:

Under U.S. GAAP, Transener and TGS performed an analysis under SFAS No.15, “Accounting by Debtors and Creditors for Troubled Debt Restructurings” and EITF 02-04, “Debtors Accounting for a Modification or an Exchange of Debt Instruments in accordance with SFAS 15”, to assess whether the debt restructurings constituted troubled debt restructurings involving a cash payment and a modification of terms. Transener and TGS concluded that the debt restructurings in fact constituted troubled debt restructurings pursuant to the conditions defined in EITF 02-04, as Transener and TGS were undergoing financial difficulties and creditors had made concessions to both entities. The concessions involved primarily the forgiveness of principal amounts and defaulted interest.

SFAS 15 requires an assessment of the total future cash payments specified by the new terms of the debt, including principal, interest and contingent payments. A debtor shall reduce the carrying amount of the payable by the total fair value of the assets or equity transferred and no gain on restructuring is recognized unless the remaining carrying amount of the debt exceeds the undiscounted total future cash payments specified by the new terms. The differences between the fair value and the carrying amount of any assets or equity transferred is recognized as gain or loss. SFAS 15 also requires that the restructuring of each payable, including those negotiated and restructured jointly, be accounted for individually. Accordingly, on a payable-by-payable basis, if the carrying value of the majority of the original loans does not exceed the total future cash payments specified by the terms of the new debt, no gain should be recognized under U.S. GAAP as of the date of the restructurings. The carrying value of these loans will be reduced as payments are made. Interest expense is computed on the basis of the discount rate that equates the present value of the future cash payments specified by the new debt with the remaining carrying amount of the original loans.

Explanation of reconciling items recorded in the years ended as of December 31, 2005 and 2004:

The reconciliation adjustments in respect of the results recorded by TGS and Transener between Argentina GAAP and U.S. GAAP with respect to their debt restructurings are set forth in the shareholders’ equity reconciliation table included on page F-68 of our 2005 20-F.

With respect to TGS, the U.S. GAAP reconciliation adjustment to our shareholders’ equity as of December 31, 2004 amounted to P$ 48 million and represented the effect of the reversal of the P$ 48 million gain on restructuring recorded under Argentina GAAP. As of December 31, 2005, the U.S. reconciling adjustment was reduced to P$ 42 due to the lower interest expense recorded under U.S. GAAP. These amounts are presented before the effect of minority interests.

Ms. April Sifford

Securities and Exchange Commission, p. 11

With respect to Transener, the U.S. GAAP reconciliation adjustment to our shareholders’ equity as of December 31, 2005 amounted to P$ 262 million. This amount is the net effect of: (i) the reversal of the P$ 266 million gain due to the forgiveness of principal and defaulted interest recorded under Argentina GAAP as of June 30, 2005; (ii) the reversal of the P$ 48 million gain recorded under Argentina GAAP due to the valuation of debt at fair value as of June 30, 2005; (iii) a P$ 69 million gain recognized under U.S. GAAP as of June 30, 2005 because carrying amounts exceeded future payments in respect of some specific payables; and (iv) a P$ 7 million loss recorded under U.S. GAAP as of June 30, 2005 due to the effect of the lower market value of new shares issued to cancel debt; and (v) the effect of lower interest expense recorded under U.S. GAAP and foreign exchange loss results from June 30, 2005 to December 31, 2005, which resulted in a loss of P$ 10 million. These amounts are presented before the effect of minority interests.

As requested by the Staff, to the extent applicable and material, we will expand and clarify our disclosures regarding differences between Argentina and U.S. GAAP on the recognition of gains or losses on debt restructuring, in our future filings on Form 20-F.

*****

As requested by the Staff, we acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Marcelo Gargano of Petrobras Energía Participaciones S.A. at +54 (11) 4344-6071 or Francisco Cestero at Cleary, Gottlieb, Steen & Hamilton at (212) 225-2739.

Sincerely,

/s/ Luis Miguel Sas

Luis Miguel Sas

Chief Financial Officer

Ms. April Sifford

Securities and Exchange Commission, p. 12

cc:	April Sifford

Ryan Milne

Shannon Buskirk

Securities and Exchange Commission

Marcelo Gargano

Diego Gully

Ezequiel Torres

Petrobras Energía Participaciones S.A.

Taiwo Damola

Ernst & Young

Enrique Grotz

Pistrelli, Henry Martin y Asociados S.R.L.

Francisco Cestero

Cleary, Gottlieb, Steen & Hamilton